Exhibit 99.1

Toro Corp. Announces Results of its 2025 Annual General Meeting of Shareholders

Limassol, Cyprus, September 15, 2025– Toro Corp. (NASDAQ: TORO) (“Toro”, or the “Company”) a global energy transportation services provider, announced today that the Company’s 2025 Annual General Meeting of Shareholders (the "Meeting") was duly held on September 12, 2025, at 5:00 p.m., local time, at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

At the Meeting, the following proposals were approved and adopted:

1.	The re-election of Mr. Angelos Rounick Platanias to serve as the Company’s Class B Director until the 2028 Annual General Meeting of Shareholders;

2.	The appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year of 2025.

About Toro Corp.

Toro Corp. is an global energy transportation services provider, operating a modern fleet of oceangoing vessels. Toro Corp. owns a fleet of three LPG carriers and one MR tanker vessels that transport petrochemical gases and refined petroleum products worldwide.

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.
Information on our website does not constitute a part of this press release.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Toro Corp.
Email: ir@torocorp.com